ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

7 May 2014

PDMR Shareholding

Reed Elsevier announces that it today received notification of the following transactions in the securities of Reed Elsevier by Henry Udow, a PDMR:

Reed Elsevier Group plc Share Option Scheme (“ESOS”)

Vesting of conditional shares

In connection with the vesting on 5 May 2014 of the conditional share awards granted in May 2011 under ESOS, the table below shows the total numbers of shares which vested and the numbers of shares actually released to Henry Udow after taking account of shares withheld to meet personal tax and national insurance obligations.

	No. of Reed	No. of Reed	No. of Reed	No. of Reed
	Elsevier PLC	Elsevier NV	Elsevier PLC	Elsevier NV
	conditional	conditional	conditional	conditional
	ordinary shares	ordinary shares	ordinary shares	ordinary shares
	vested	vested	released	released

PDMR

Henry Udow	5,166	3,451	2,737	1,829

The closing market price of each security on the date of vesting was £8.765 per Reed Elsevier PLC ordinary share and €14.70 per Reed Elsevier NV ordinary share.

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